Bowman & Bowman, P.A.
                          Certified Public Accountants
                         1705 Colonial Blvd., Suite D-1
                           Fort Meyers, Florida 33907
                                 (941) 939-2301
                              (941) 939-1297 (fax)

Date:  8/17/99

To:  G. Richard Chamberlin

Mr. Chamberlin:

With the changes made in the draft dated today 8/17/99 to Item 4 and the changes we discussed verbally regarding the "Field letter" we Bowman & Bowman are in agreement with the contemplated disclosures in Equity Growth's 8-KSB. This memo is addressed to Equity Growth and Item 4-(a)(3) needs to reflect the fact that no notice is being sent directly to the Commissioner or to the SEC but that this acknowledgement may be attached to the 8-KSB.

/s/ Larry Bowman
Larry Bowman
Bowman & Bowman P.A.

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